[SHIP LOGO] [THE VANGUARD GROUP(R)] Vanguard Explorer(R) Fund Vanguard U.S. Value Fund Vanguard Variable Insurance Fund -- Small Company Growth Portfolio SUPPLEMENT TO THE PROSPECTUS Effective December 31, 2005, Robert M. Soucy of Grantham, Mayo, Van Otterloo & Co. LLC (GMO) will retire from GMO and will no longer manage assets for Vanguard Explorer Fund, Vanguard U.S. Value Fund, and the Small Company Growth Portfolio of Vanguard Variable Insurance Fund. Sam Wilderman will assume the responsibilities of Mr. Soucy. Mr. Wilderman, CFA, Partner and Director of U.S. equity management at GMO, has worked in investment management with GMO since 1996. He received a B.A. in Economics from Yale University. 2005 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor. PSSOUC 102005